Filed by Noble Corporation plc pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Noble Corporation

(File No. 001-36211)

Commission File No. for Registration Statement on Form S-4: 333-261780

August 8, 2022

Press release 8 August 2022

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR TO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Publication of offer document for the voluntary public share exchange offer to the shareholders of The Drilling Company of 1972 A/S

Further to the announcement of 8 August 2022 regarding the intention of Noble Corporation plc (“Topco”) to submit a voluntary public share exchange offer (the “Exchange Offer”) to the shareholders of The Drilling Company of 1972 A/S (“Maersk Drilling”) to acquire the entire share capital in Maersk Drilling (excluding any treasury shares) in connection with the business combination of Noble Corporation (“Noble”) and Maersk Drilling, and in accordance with section 4(2) and 21 of the Danish Executive Order no. 636 of 15 May 2020 on takeover bids (the “Danish Takeover Order”), Topco has today published its final offer document (the “Offer Document”) setting out the terms and conditions to the Exchange Offer.

The full terms, conditions and essential elements of the Exchange Offer are contained within the Offer Document, which is available for download via Topco’s website www.noblecorp.com, subject to regulatory restrictions in certain jurisdictions. The shareholders of Maersk Drilling (“Maersk Drilling Shareholders”) are also urged to read the exemption document prepared in accordance with the exemptions in Articles 1(4)(f) and 1(5)(e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended, (the “Prospectus Regulation”) and in compliance with the requirements set out in Commission Delegated Regulation (EU) 2021/528 of 16 December 2020 (the “Exemption Document”) setting out other relevant information, a description of the business combination and its impact on Noble and Maersk Drilling. The Exemption Document is appended to the offer Document and is also available for download via Topco’s website www.noblecorp.com, subject to regulatory restrictions in certain jurisdictions.

Furthermore, the board of directors of Maersk Drilling will publish a statement pursuant to section 22 of the Danish Takeover Order regarding the Exchange Offer (the “Board Statement”). As will be further described in the Board Statement, the board of directors of Maersk Drilling has unanimously decided to recommend that the Maersk Drilling Shareholders accept the Exchange Offer. Reference is made to the full Board Statement which will be made available in both Danish and English on Maersk Drilling’s website, investor.maerskdrilling.com, and will subsequently also be available for download via Topco’s website, www.noblecorp.com, subject to regulatory restrictions in certain jurisdictions.

The Exchange Offer is valid as of 10 August 2022 and expires on 8 September 2022 at 23:59 (CEST) (the “Offer Period”). The Offer Period may be extended in accordance with the terms and conditions in the Offer Document. In case the Offer Period is extended, Topco will publish a supplement to the Offer Document.

The final result of the Exchange Offer will be published within three business days after the expiry of the Offer Period in accordance with section 21(3) of the Danish Takeover Order.

Robert W. Eifler, President and Chief Executive Officer of Noble stated:

“The combination of Noble and Maersk Drilling will create a dynamic leader in offshore drilling. Together, we will have the enhanced scale and capabilities to better serve our global customers and deliver long-term value to shareholders. I am pleased to have entered this stage of the process and look forward to closing the transaction later this year.”

Summary of the Exchange Offer

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Topco is offering 1.6137 newly and validly issued, fully paid and non-assessable A ordinary shares of USD 0.00001 each of Topco, rounded down to the nearest whole number and delivered in the form of share entitlements, (the “Topco Offer Shares”) as the Share Consideration (as defined below) for each tendered share in Maersk Drilling (each, a “Maersk Drilling Share”).

•

In addition, Topco is offering each Maersk Drilling shareholder the opportunity to elect to receive Cash Consideration (as defined below) in lieu of their entitlement to certain Topco shares, up to the amount of USD 1,000 per Maersk Drilling shareholder, payable in DKK, subject to an aggregate cash consideration cap of USD 50 million.

•

The Exchange Offer is subject to certain conditions, including the receipt of approval from the UK Competition and Markets Authority and Topco having obtained acceptances, or otherwise having acquired shares, representing at least 80% of the outstanding share capital and voting rights of Maersk Drilling, excluding any Maersk Drilling treasury shares.

•	The board of directors of Maersk Drilling unanimously recommends that the Maersk Drilling Shareholders accept the Exchange Offer.

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APMH Invest A/S (“APMH Invest”), holding approximately 42% of Maersk Drilling’s total share capital and voting rights, has irrevocably undertaken to accept the Exchange Offer and A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond and Den A.P. Møllerske Støttefond, together holding approximately 12% of Maersk Drilling’s total share capital and voting rights, have expressed their intention to accept the Exchange Offer.

•	Topco intends to take the steps necessary for all shares of Topco to be admitted to trading and official listing on Nasdaq Copenhagen and to be listed on the NYSE.

Offer consideration

Topco will be offering 1.6137 newly and validly issued, fully paid and non-assessable Topco Offer Shares, delivered in the form of share entitlements, as the share consideration for each tendered Maersk Drilling Share (the “Share Consideration”).

The Topco Offer Shares delivered in the Exchange Offer represent share entitlements credited to the account of Computershare Trust Company, N.A (“Computershare”) in the name of Euronext Securities (Copenhagen) (“Euronext Securities Copenhagen”). Maersk Drilling Shareholders are advised that exercising the shareholder rights attached to the Topco Offer Shares will differ from the manner of exercise of shareholder rights attached to their Maersk Drilling Shares and will require the participation from Cede & Co., DTC, Computershare and Euronext Securities Copenhagen. Further, Maersk Drilling Shareholders should note that such exercise of certain shareholder rights may be connected with fees or other expenses.

Topco is also offering each Maersk Drilling Shareholder the opportunity to elect to receive Cash Consideration (the “Cash Election”). To the extent a Maersk Drilling Shareholder makes a Cash Election, the Cash Consideration will be the amount of USD 46.79 (DKK 340.98) per Maersk Drilling Share (calculated as the product of (A) the number of Maersk Drilling Shares subject to the Cash Election, (B) the Exchange Ratio and (C) USD 29.00, which represents the volume-weighted average closing price of the Noble Shares for the 10 trading days ending on the date two business days prior to the publication of the Offer Document, up to the amount of USD 1,000 per Maersk Drilling shareholder, payable in DKK (with such amount payable in DKK translated from USD at the currency rate of 7.2876) (the “Cash Consideration”), subject to an aggregate cash consideration cap of USD 50 million (the “Cash Consideration Cap”)). A Maersk Drilling Shareholder holding Maersk Drilling Shares exceeding a value of USD 1,000 in the aggregate cannot elect to receive less than USD 1,000 in Cash Consideration if it makes a Cash Election. In the event the aggregate Cash Consideration to be paid in the Exchange Offer exceeds the Cash Consideration Cap, each Maersk Drilling shareholder making the Cash Election shall receive their pro rata portion of the Cash Consideration and will receive Share Consideration in respect of their remaining tendered Maersk Drilling Shares.

Conditions to the Exchange Offer

Completion of the Exchange Offer is subject to certain conditions, which include the receipt of approval from the UK Competition and Markets Authority, Topco having obtained acceptances, or otherwise having acquired shares, representing at least 80% (which percentage may be lowered by Topco in its sole discretion to not less than 70%) of the outstanding share capital and voting rights of Maersk Drilling, excluding any Maersk Drilling treasury shares, the shares of Topco having been approved for listing on the NYSE and admission to trading and official listing on Nasdaq Copenhagen as well as certain other customary conditions. Topco may waive or reduce the scope of any of the conditions to completion that are not satisfied.

Declarations from Maersk Drilling Shareholders

APMH Invest which holds approximately 42% of the issued and outstanding Maersk Drilling Shares, has entered into an irrevocable undertaking (the “Undertaking”) with Noble, Topco and Maersk Drilling, pursuant to which APMH Invest has, among other things, agreed to: (a) accept the Exchange Offer in respect of the Maersk Drilling Shares that it owns and not withdraw such acceptance; (b) waive the right to receive any Cash Consideration in the Exchange Offer; (c) not vote in favor of any resolution to approve a competing alternative proposal; and (d) subject to certain exceptions, be bound by certain transfer restrictions with respect to the Maersk Drilling Shares that it owns. However, the Undertaking may lapse under certain specific circumstances as further set out in the Offer Document and Exemption Document.

In addition, A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond and Den A.P. Møllerske Støttefond, together holding approximately 12% of Maersk Drilling’s total share capital and voting rights, have expressed their intention to accept or procure the acceptance of the Exchange Offer in respect of the Maersk Drilling Shares that they own.

Acceptance of the Exchange Offer

Acceptance of the Exchange Offer must be received by Danske Bank A/S (in its capacity as settlement agent for the Exchange Offer) through the Maersk Drilling Shareholder’s own account holding institution prior to the expiration of the Offer Period (subject to any extension of the Offer Period in accordance with the terms and conditions of the Exchange Offer).

Maersk Drilling Shareholders wishing to accept the Exchange Offer may use the acceptance form attached to the Offer Document. Maersk Drilling Shareholders may also be able to tender Maersk Drilling Shares online via their account holding institution’s web bank solution. Additional information concerning the acceptance procedure for the Exchange Offer is included in the Offer Document.

The time until which notification of acceptance to the account holding institution may be given will depend upon the respective Maersk Drilling Shareholder’s agreement with, and the rules and procedures of, the relevant account holding institution and may be earlier than the last day of the Offer Period.

The use of interim acceptance shares in the Exchange Offer

In order to allow the Maersk Drilling Shareholders to continue to trade their interests in their Maersk Drilling Shares after tendering their Maersk Drilling Shares in the Exchange Offer, and to facilitate the technical aspects of settlement of the Exchange Offer, Acceptance Shares and Cash Acceptance Shares, as applicable, will be issued and allocated to tendering Maersk Drilling Shareholders.

Upon acceptance of the Exchange Offer, all Maersk Drilling Shares validly tendered in the Exchange Offer will be transferred to a separate securities account with Euronext Securities Copenhagen in the name of Danske Bank A/S and a specific transfer restriction with respect to such tendered Maersk Drilling Shares will be entered into the book-entry account system.

Simultaneously, a number of interim acceptance shares corresponding to such number of Maersk Drilling Shares tendered in the Exchange Offer will be recorded on each respective Maersk Drilling Shareholder’s account with Euronext Securities Copenhagen and issued in the interim ISIN code DK0061803103 (the “Acceptance Shares”). Each Acceptance Share received by Maersk Drilling Shareholders represents the right to receive 1.6137 Topco Offer Shares (rounded down to the nearest whole number) upon completion of the Exchange Offer.

Following expiration of the Offer Period, the holders of Acceptance Shares (the “Acceptance Share Holders”), may, during a period commencing on 12 September 2022 and ending on 26 September 2022 at 11:59 p.m. CEST, based on an offer period expiring on 8 September 2022 and subject to any potential extensions of the Offer Period, choose to exercise the Cash Election in the Exchange Offer, whereby the Acceptance Share Holder’s Acceptance Shares will be exchanged for interim cash acceptance shares issued in the separate interim ISIN code, DK0061803293, and representing a right to receive Cash Consideration (the “Cash Acceptance Shares”). For further information on the exercise of the Cash Election reference is made to the Offer Document.

The Acceptance Shares have been approved for trading on Nasdaq Copenhagen in the interim ISIN code DK0061803103 under the symbol “DC accept shares” during the period commencing on 10 August 2022 at 9:00 a.m. CEST and ending on 28 September 2022 at 5:00 p.m. CEST. Similarly, the Cash Acceptance Shares have been conditionally approved for trading on Nasdaq Copenhagen in the interim ISIN code DK0061803293 under the symbol “DC accept cash” during the period commencing on 12 September 2022 at 9:00 a.m. CEST and ending on 28 September 2022 at 5:00 p.m. CEST. In case the Offer Period is extended, the period for which the Acceptance Shares are admitted to trading on Nasdaq Copenhagen will be extended accordingly and the first day of trading of the Cash Acceptance Shares will be postponed.

On the date of settlement of the Exchange Offer, the Acceptance Shares will automatically be exchanged for A ordinary shares of Topco (in the form of share entitlements) at the Exchange Ratio in accordance with the terms and conditions of the Exchange Offer and the Cash Acceptance Shares will be automatically exchanged for Cash Consideration. In connection with the Acceptance Shares being automatically exchanged for A ordinary shares of Topco (in the form of share entitlements) and the Cash Acceptance Shares being automatically exchanged for Cash Consideration, the Acceptance Shares and the Cash Acceptance Shares will cease to exist.

In case of fractions of A ordinary shares of Topco (in the form of share entitlements), the number of A ordinary shares (in the form of share entitlements) such Acceptance Share Holder shall receive under the Exchange Offer will be rounded down to the nearest whole number of A ordinary shares (in the form of share entitlements), and any entitlement to fractional A ordinary shares of Topco (in the form of share entitlements) will be settled in cash.

The A ordinary shares of Topco to be delivered as Share Consideration in the Exchange Offer will be delivered in the form of share entitlements book-entered in the Euronext Securities Copenhagen securities system, representing A ordinary shares in Topco, credited to the account of Computershare Trust Company, N.A. in the name of Euronext Securities Copenhagen (as further described in the Exemption Document and the Offer Document). Maersk Drilling Shareholders should be advised that the legal nature of such share entitlements and how shareholder rights are exercised are different from what otherwise applies to ordinary shares in Danish companies with shares admitted to trading and official listing on Nasdaq Copenhagen.

As the Acceptance Shares and Cash Acceptance Shares are admitted to trading on Nasdaq Copenhagen, acceptances tendered early in the Offer Period will not restrict Maersk Drilling Shareholders from trading their interests in their Maersk Drilling Shares (in the form of trading Acceptance Shares or Cash Acceptance Shares, as applicable).

The issuance of Acceptance Shares and Cash Acceptance Shares and the process for exercising the Cash Election is a technical procedure required to facilitate settlement of the Exchange Offer and is part of the settlement of the Exchange Offer. At the time when the Acceptance Share Holders are afforded the opportunity to exercise the Cash Election as described herein, the Offer Period will have ended, and all Acceptance Share Holders will be bound by their acceptance of the Exchange Offer.

Until settlement of the Exchange Offer, the liquidity and market prices of the Acceptance Shares and the Cash Acceptance Shares under the interim ISIN codes may be substantially different from the liquidity and market price of the Maersk Drilling shares. All dealings in the Acceptance Shares and the Cash Acceptance Shares prior to settlement of the Exchange Offer will be for the account of, and at the sole risk of, the parties involved.

If Topco does not complete the Exchange Offer, any Acceptance Shares and/or Cash Acceptance Shares held will be exchanged back into a corresponding number of Maersk Drilling Shares in the individual holders of Acceptance Shares and Cash Acceptances Shares’ book-entry securities accounts with Euronext Securities Copenhagen as soon as technically possible after a notification by Topco that it will not complete the Exchange Offer. In such case, no compensation will be paid to holders of Acceptance Shares or Cash Acceptance Shares.

The value of the Acceptance Shares and the Cash Acceptance Shares depends on the market price of the Maersk Drilling Shares and the expected market price of the Topco Shares, and, with respect to the Cash Acceptance Shares, the Cash Consideration expected to be payable in the Exchange Offer. Ultimately, the market price of the Acceptance Shares and Cash Acceptance will be dependent on the price attributed to the Acceptance Shares and Cash Acceptance Shares by the market and no stabilisation will be conducted in connection with the Exchange Offer. A decline in the market price of the Maersk Drilling shares could have an adverse effect on the value and market price of the Acceptance Shares and the Cash Acceptance Shares.

The market for the Acceptance Shares and the Cash Acceptance Shares may be limited and may only offer limited liquidity, and if a trading market develops, the price of the Acceptance Shares and the Cash Acceptance Shares may be subject to greater or lower volatility. This could make it difficult for individual holders to sell their Acceptance Shares and/or the Cash Acceptance Shares.

Admission to trading and official listing of the shares of Topco

Topco intends to take the steps necessary for all shares of Topco (which for the purpose of the admission to trading and official listing on Nasdaq Copenhagen A/S (“Nasdaq Copenhagen”) shall be in the form of share entitlements) to be admitted to trading and official listing on the regulated market Nasdaq Copenhagen. To effect such admission to trading and official listing, Topco will prior to completion of the Exchange Offer submit an application to Nasdaq Copenhagen for the admission to trading and official listing of the shares of Topco as well as prepare and publish a prospectus to be approved in accordance with the Prospectus Regulation (the “Listing Prospectus”). The first day of trading is expected to be 3 October 2022.

In addition, Topco also intends to take the steps necessary for all shares of Topco to be listed on the New York Stock Exchange (the “NYSE”). The listing on NYSE is expected to take place on or about 30 September 2022. Upon closing of the Exchange Offer, Topco expects that the shares of Topco will be dually-listed and tradable on both NYSE and Nasdaq Copenhagen.

Compulsory purchase

Upon the consummation of the Exchange Offer, if more than 90% of the issued and outstanding Maersk Drilling Shares, including the attaching voting rights, are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Exchange Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash) under Danish law by way of a compulsory purchase.

Delisting

Topco intends to delist the Maersk Drilling Shares from Nasdaq Copenhagen at an appropriate time (including, to the extent permitted by Nasdaq Copenhagen, if upon completion of the Exchange Offer, Topco holds less than 90% of all Maersk Drilling Shares and voting rights of Maersk Drilling, excluding any treasury shares held by Maersk Drilling). If delisting is achieved, Topco will in due course initiate amendments to the articles of association of Maersk Drilling to reflect that Maersk Drilling is no longer listed on Nasdaq Copenhagen.

Timetable for the Exchange Offer

The following timetable sets forth certain key dates relating to the Exchange Offer, provided that the Offer Period has not been extended in accordance with the terms and conditions of the Exchange Offer:

10 August 2022	Commencement of Offer Period

10 August 2022	First day of trading of the Acceptance Shares on Nasdaq Copenhagen

8 September 2022 at 11:59 p.m. CEST	Expected expiration of the Offer Period (subject to extension of the Offer Period)

8 September 2022	Expected publication of the Listing Prospectus

9 September 2022 before 5:59 p.m. CEST	Latest expected announcement of an extension, withdrawal or satisfaction of the conditions to completion of the Exchange Offer and, in the case of satisfaction of the conditions to completion, the preliminary result of the Exchange Offer

12 September 2022	Commencement of the period for holders of Acceptance Shares to make Cash Elections

12 September 2022	First day of trading of the Cash Acceptance Shares

13 September 2022	Announcement of the final result of the Exchange Offer

26 September 2022 at 11:59 p.m. CEST	Expiration of the period for holders of Acceptance Share to make Cash Elections

28 September 2022	Last day of trading of Acceptance Shares and Cash Acceptance Shares

3 October 2022	Completion of the Exchange Offer by the issuance by Euronext Securities Copenhagen of the Topco Offer Shares in the form of share entitlements and the exchange of (i) Acceptance Shares for Topco Offer Shares in the form of share entitlements issued by Euronext Securities Copenhagen (with any fractional shares being settled in cash) and (ii) Cash Acceptance Shares for cash

3 October 2022	First day of trading of the shares of Topco in the form of share entitlements on Nasdaq Copenhagen

The timetable above is subject to change, including in the event that the Offer Period is extended in accordance with the terms and conditions of the Exchange Offer. Any such changes will be announced as company announcements and/or as a supplement to the Offer Document.

Advisors

Ducera Partners LLC and DNB Bank ASA are serving as financial advisors and Kirkland & Ellis LLP, Plesner Advokatpartnerselskab, and Travers Smith LLP are serving as legal counsel to Noble.

J.P. Morgan Securities plc is acting as sole financial advisor and Davis Polk & Wardwell London LLP, Gorrissen Federspiel Advokatpartnerselskab and Allen & Overy LLP are serving as legal counsel to Maersk Drilling.

For further information:

For additional information, visit www.noblecorp.com or email investors@noblecorp.com.

Ian Macpherson

Vice President of Investor Relations

T: +1 713-239-6507

M: imacpherson@noblecorp.com

This announcement has been prepared both in English and Danish. In the event of any discrepancies between the English and Danish version, the Danish version shall prevail.

About Topco

Topco is a public limited company formed under the laws of England and Wales and is an indirect, wholly owned subsidiary of Noble. To date, Topco does not own any material business assets or operate any business. Upon consummation of the business combination with Maersk Drilling, Topco will be listed on the New York Stock Exchange and Nasdaq Copenhagen A/S, and Topco will own the businesses of Noble, Maersk Drilling and their respective subsidiaries. For additional information on Topco, visit www.noblecorp.com.

About Noble

Noble (NYSE: NE) is a leading offshore drilling contractor for the oil and gas industry. Noble owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. Currently, Noble performs, through its subsidiaries, contract drilling services focused largely on ultra-deepwater and high-specification jackup drilling opportunities in both established and emerging regions worldwide. Additional information on Noble is available at www.noblecorp.com.

About Maersk Drilling

With 50 years of experience operating in the most challenging offshore environments, Maersk Drilling (CSE:DRLCO) provides responsible drilling services to energy companies worldwide. Headquartered in Denmark, Maersk Drilling owns and operates a fleet of offshore drilling rigs and specialises in harsh environment and deepwater operations. For more information about Maersk Drilling, visit www.maerskdrilling.com.

IMPORTANT INFORMATION

In connection with the proposed business combination transaction, Topco filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) that includes a prospectus (the “Prospectus”) of Topco to be used in connection with the Exchange Offer by Topco to acquire all outstanding shares in Maersk Drilling. The registration statement on Form S-4, as amended, was declared effective by the SEC on April 11, 2022. In addition, on 8 August 2022, the Danish Financial Supervisory Authority approved the publication of the Exemption Document and the Offer Document in connection with the Exchange Offer. Topco published the Exemption Document and the Offer Document on 8 August 2022.

INVESTORS AND SHAREHOLDERS OF MAERSK DRILLING ARE URGED TO READ THE PROSPECTUS, THE EXEMPTION DOCUMENT AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR THE DANISH FINANCIAL SUPERVISORY AUTHORITY OR PUBLISHED ON TOPCO’S WEBSITE AT WWW.NOBLECORP.COM REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION BETWEEN NOBLE AND MAERSK DRILLING AND THE EXCHANGE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

You may also obtain a free copy of the Prospectus, an English translation of the Offer Document setting out the full terms and conditions to the Exchange Offer, and other related documents filed by Topco with the SEC on the SEC’s website at www.sec.gov.

This announcement is for information purposes only and does not constitute or contain any invitation, solicitation, recommendation, offer or advice to any person to subscribe for or otherwise acquire or dispose of any securities of Noble, Maersk Drilling or Topco. Final terms and further provisions regarding the Exchange Offer are disclosed in the Offer Document, the Exemption Document and in documents filed or that will be filed with the SEC. Investors and Maersk Drilling Shareholders, or holders of such instruments conferring a right to directly or indirectly acquire Maersk Drilling Shares, are strongly encouraged to read the Offer Document, the Exemption Document and all other documents related to the Exchange Offer as soon as they are published because these documents contain or will contain important information.

Unless required by mandatory law, no action has been or will be taken in any jurisdiction other than Denmark and the United States that would permit a public offering of shares in Topco, the Topco Offer Shares, the Acceptance Shares or Cash Acceptance Shares, or permit possession or distribution of the Offer Document and/or the Exemption Document or any advertising material relating to the shares in Topco, the Topco Offer Shares the Acceptance Shares or Cash Acceptance Shares, except as described in the Offer Document or the Exemption Document.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE BUSINESS COMBINATION BETWEEN NOBLE AND MAERSK DRILLING OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE EXEMPTION DOCUMENT, THE OFFER DOCUMENT OR ANY OTHER DOCUMENTS REGARDING THE EXCHANGE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER U.S. LAW.

In any member state of the European Economic Area other than Denmark (each a “Relevant State”), this announcement, including any attachments hereto, is only addressed to, and is only directed at Maersk Drilling Shareholders in that Relevant State that fulfil the criteria for exemption from the obligation to publish a prospectus, including qualified investors, within the meaning of the Prospectus Regulation.

This announcement, including any attachments hereto, has been prepared on the basis that all offers of Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares offered in the Exchange Offer, other than the offer contemplated in Denmark, will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce a prospectus for offers of Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares. Accordingly, any person making or intending to make any offer within a Relevant State of Topco Offer Shares, Acceptance Shares or Cash Acceptance may only do so in circumstances in which no obligation arises for Topco to produce a prospectus for such offer. Topco has not authorised, and Topco will not authorise, the making of any offer of Topco Offer Shares, Acceptance Shares or Cash Acceptance Shares through any financial intermediary, other than offers made by Topco which constitute the final offer of Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares as contemplated through the Exchange Offer.

The Topco Offer Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer have not been, and will not be, offered to the public in any Relevant State. Notwithstanding the foregoing, an offering of the Topco Offer Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer may be made in a Relevant State: (i) to any qualified investor as defined in the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons per Relevant State (other than qualified investors as defined in the Prospectus Regulation); (iii) to investors who acquire Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares for a total consideration of at least EUR 100,000 per investor, for each separate offer; and (iv) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, subject to obtaining the prior consent of Topco and provided that no such offer of Topco Offer Shares, Acceptance Shares or Cash Acceptance Shares shall result in a requirement for the publication by Topco of a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplementary prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of the foregoing paragraph, the expression an “offer to the public” in relation to any Topco Offer Shares, Acceptance Shares or Cash Acceptance Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the Exchange Offer as to enable an investor to decide to participate in the Exchange Offer.

In the United Kingdom, this announcement, including any attachments hereto, is only addressed to and directed at persons who are (a) both “qualified investors” (within the meaning of the UK version of the Prospectus Regulation as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and either (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “FSMA Order”); or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the FSMA Order; and/or (b) persons to whom it may otherwise lawfully be communicated to, including under the FSMA Order (all such persons (a) and (b) together being referred to as “U.K. Relevant Persons”). Any investment activity to which this announcement, including any attachments hereto, is only available to U.K. Relevant Persons. Any person who is not a U.K. Relevant Person should not act on or rely on this announcement, including any attachments hereto, or any of its contents.

The Exchange Offer and this announcement, including any attachments hereto, are subject to the laws of Denmark. The Exchange Offer relates to the securities of a Danish company and is subject to the disclosure requirements applicable under Danish law, which may be different in material aspects from those applicable in the United States, the United Kingdom or any other applicable jurisdiction.

The Exchange Offer is being made in the U.S. pursuant to Section 14(e) of, and Regulation 14E promulgated under, the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), subject to the exemptions provided by Rule 14d-1(c) under the Exchange Act and otherwise in accordance with the requirements of Danish law. The Exchange Offer is not subject to Section 14(d)(1) of, or Regulation 14D promulgated under, the Exchange Act. Maersk Drilling is not currently subject to the periodic reporting requirements under the Exchange Act and is not required to, and does not, file any reports with the SEC thereunder.

The Exchange Offer is made to Maersk Drilling Shareholders who are residing in the United States, or who are U.K. Relevant Persons residing in the United Kingdom, on the same terms and conditions as those made to all other Maersk Drilling Shareholders to whom the Exchange Offer is made. Any information documents are being disseminated to Maersk Drilling Shareholders who are resident in the United States, or who are U.K. Relevant Persons, on a basis reasonably comparable to the method that such documents are provided to the other Maersk Drilling Shareholders.

In addition, the procedures for the tender of Maersk Drilling Shares and settlement of the consideration due to each Maersk Drilling Shareholder who accepts the Exchange Offer will be carried out in accordance with the rules applicable in Denmark, which may differ in material aspects from the rules and procedures applicable to a tender offer for the securities of a domestic company in the United States or the United Kingdom, in particular with respect to withdrawal rights, offer timetable, settlement procedures and the payment date of the securities.

This announcement, including any attachments hereto, does not comprise a prospectus for the purposes of the U.K. Prospectus Regulation and has not been approved by or filed with the Financial Conduct Authority in the United Kingdom.

If Topco obtains the requisite number of Maersk Drilling Shares, each Maersk Drilling Shareholder residing in the United Kingdom who is not a U.K. Relevant Person may have their Maersk Drilling Shares compulsorily acquired under the compulsory purchase provisions of the Danish Companies Act.

The Exchange Offer is not being made, and the Maersk Drilling Shares will not be accepted for purchase from or on behalf of persons, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the Offer Document and/or the Exemption Document. Persons obtaining the Offer Document and/or the Exemption Document and/or into whose possession the Offer Document and/or the Exemption Document comes are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither Topco nor any of its advisors accepts any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who intends to forward the Offer Document and/or the Exemption Document or any related document to any jurisdiction outside Denmark should inform themselves of the laws of the relevant jurisdiction and should also carefully read the information contained in the Offer Document and the Exemption Document, before taking any action. The distribution of the Offer Document and/or the Exemption Document in jurisdictions other than Denmark may be restricted by law, and, therefore, persons who come into possession of the Offer Document and/or the Exemption Document should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws and regulations of any such jurisdiction.

Any failure to comply with these restrictions may constitute a violation of applicable securities laws. It is the responsibility of all persons obtaining the Offer Document, the Acceptance Form included as Appendix 1 in the Offer Document, the Exemption Document and/or other documents relating to the Offer Document and/or the Exemption Document or to the Exchange Offer or into whose possession such documents otherwise come, to inform themselves of and observe all such restrictions. Any recipient of the Offer Document and/or the Exemption Document who is in any doubt in relation to these restrictions should consult his or her professional advisors in the relevant jurisdiction. Neither Topco nor the financial advisors to Noble accept or assume any responsibility or liability for any violation by any person whomsoever of any such restriction.

In accordance with normal Danish practice and subject to the requirements of Danish law, Topco or any entity acting in concert with Topco and any of their respective nominees or brokers (acting as agents or in a similar capacity), may from time to time make certain purchases of, or arrangements to purchase, Maersk Drilling Shares or securities that are convertible into, exchangeable for or exercisable for Maersk Drilling Shares outside the Exchange Offer, before or during the period in which the Exchange Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, in each case to the extent permissible under law (include Rule 14e-5 under the Exchange Act). Any information about such purchases will be announced through Nasdaq Copenhagen A/S and relevant electronic media if, and to the extent, such announcement is required under applicable Danish law, rules or regulations. In addition, in the ordinary course of business, the financial advisors to Topco, Noble, any entity acting in concert with Topco, or Danske Bank as the settlement agent, and their respective affiliates, may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity financial instruments (or related derivative financial instruments) and other types of financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and financial instrument activities may involve securities and/or instruments of Maersk Drilling.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this announcement, including any attachments hereto, may constitute forward-looking statements.

Forward-looking statements are statements (other than statements of historical fact) relating to future events and Noble and its subsidiaries (collectively, the “Noble Group”), Maersk Drilling and its subsidiaries (the “Maersk Drilling Group”) and the combined Noble Group and Maersk Drilling Group following completion of the transactions contemplated by the business combination agreement entered into by and between Noble and Maersk Drilling to combine (the “Combined Group”) anticipated or planned financial and operational performance. The words “targets”, “believes”, “continues”, “expects”, “aims”, “intends”, “plans”, “seeks”, “will”, “may”, “might”, “anticipates”, “would”, “could”, “should”, “estimates”, “projects”, “potentially” or similar expressions or the negatives thereof, identify certain of these forward-looking statements. The absence of these words, however, does not mean that the statements are not forward-looking. Other forward-looking statements can be identified in the context in which the statements are made.

Although Topco believes that the expectations reflected in these forward-looking statements are reasonable as of the date of this announcement, such forward-looking statements are based on Topco’s current expectations, estimates, forecasts, assumptions and projections about the Noble Group’s, the Maersk Drilling Group’s and the Combined Group’s business and the industry in which the Noble Group and the Maersk Drilling Group operate as well as on information which Topco has received from the Maersk Drilling Group (including with respect to forecasts prepared by Noble’s management with respect to expected future financial and operating performance of Maersk Drilling) and/or which has been extracted from publications, reports and other documents prepared by the Maersk Drilling Group and/or the Noble Group and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other important factors beyond the Noble Group’s, the Maersk Drilling Group’s or the Combined Group’s control that could cause the Noble Group’s, the Maersk Drilling Group’s and/or the Combined Group’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Should one or more of these risks or uncertainties materialise, or should any underlying assumptions prove to be incorrect, the Noble Group’s, the Maersk Drilling Group’s and/or the Combined Group’s actual financial condition, cash flow or results of operations could differ materially from what is described in this announcement, including any attachment hereto, as anticipated, believed, estimated or expected. Topco urges the Maersk Drilling Shareholders to read the Offer Document and the Exemption Document in their entirety for a more complete discussion of the factors that could affect the Combined Group’s future performance and the market in which it operates.

Any forward-looking statements included in this announcement, including any attachment hereto, speak only as of today.

Topco does not intend, and does not assume, any obligations to update any forward-looking statements contained herein, except as may be required by law or the rules of the New York Stock Exchange or Nasdaq Copenhagen. All subsequent written and oral forward-looking statements attributable to Topco or to persons acting on its behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained in this announcement, including any attachment hereto.